FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 19, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:         NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing              Signet Group plc
   shares to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights                           x

3. Full name of person(s) subject to the notification               BT Pension Scheme Trustees Limited as
obligation:                                                         trustee of the BT Pension Scheme. See
                                                                           Section 9 for further information

4. Full name of shareholder(s) (if different from 3.)                         N/A

5. Date of the transaction and date on which the threshold is         17 October 2007
crossed or reached:

6. Date on which issuer notified:                                     18 October 2007

7. Threshold(s) that is/are crossed or reached:                             3%

8. Notified details:

A: Voting rights attached to shares

Class/type of   Situation previous to the Resulting situation after the triggering transaction
shares          Triggering transaction
                Number of      Number of     Number of shares        Number of voting       % of voting rights
if possible     Shares         Voting                                rights ix
using the ISIN                 Rights viii   Direct      Indirect    Direct x Indirect     Direct     Indirect
CODE                                                                             xi

B1HTFP6         69,831,494     69,831,494                                      67,159,513   0%         3.938%

GB00B1HTFP68

ORD US$0.009

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial     Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument            xiii            Period/ Date xiv          that may be acquired if    rights
                                                                the instrument is
                                                                exercised/ converted.

Total (A+B)

Number of voting rights                            % of voting rights

 67,159,513                                              3.938%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of
Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1.Hermes Investment Management Limited (voting rights held in this issuer: 0.182%)..

2.Hermes Focus Asset Management Limited (voting rights held in this issuer: 3.529%)

3.Hermes Equity Ownership Services limited (voting rights held in this issuer: 0.226%)

4.Hermes Assured Limited (included with number 1.)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:                                           See Comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:            See Comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:        See Comment in Section 13.

13. Additional information:                   Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

                                             Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management
                                             agreements with various underlying clients, which includes all the shares owned directly by BT Pension Scheme

                                             Hermes Focus Asset Management Limited hold the voting rights as
                                             General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

                                             All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a).  The aggregation is made at the lower threshold of 3% and above because Hermes
                                             Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

                                             This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR
                                             5.2.1(e).

14. Contact name:                            Margaret Moss/Valerie Davidson

15. Contact telephone number:                020 7680 2125/ 020 7680 2177

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES XVI

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal           BT Pension Scheme Trustees Limited as
entities)                                           trustee of the BT Pension Scheme and
                                                    Hermes Pensions Management Limited

Contact address (registered office for              Lloyds Chambers, 1 Portsoken Street,
legal entities)                                     London E1 8HZ

Phone number                                        020 7702 0888

Other useful information (at least legal            BT Pension Scheme Trustees Limited is
representative for legal persons)                   the parent undertaking of the group of
                                                    companies subject to the notification
                                                    obligation as indirect holders of voting
                                                    rights for the purpose of DTR 5.2.1(a) and
                                                    5.2.1(e).

Identity of the notifier

Full name:  Mark Andrew Jenkins - Group Company Secretary
Contact address:   Signet Group plc, 15 Golden Square, London, W1F 9JG
Phone number:  0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   October 19, 2007